Exhibit 99.1

Execution Copy

AMENDMENT NO. 2 TO BONUS RIGHTS AGREEMENT

Amendment No. 2, dated as of June 22, 2018 (this “Amendment”), to the Bonus Rights Agreement, dated as of June 7, 2016 and amended by Amendment No. 1 to Bonus Rights Agreement, dated as of June 19, 2017 (as amended, the “Rights Agreement”), between Attunity Ltd., an Israeli company (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent (the “Rights Agent”).  Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Rights Agreement.

W I T N E S S E T H:

WHEREAS, the Company and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights (as defined therein);

WHEREAS, Section 26 of the Rights Agreement permits the Company to amend the Rights Agreement in the manner provided therein at any time prior to the Distribution Date; and

WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement in accordance with Section 26 of the Rights Agreement;

NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereby agree as follows:

Section 1. Amendments to Rights Agreement. The Rights Agreement is hereby amended as follows:

(a)	The definition of “Final Expiration Date” in Section 1 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

““Final Expiration Date” means June 30, 2019 (as may be amended or extended pursuant to Section 26).”

(b)	In Exhibit A and Exhibit B of the Rights Agreement, all references to “June 30, 2018” are amended and restated so that such references read “June 30, 2019.”

Section 2. Certification. This Section 2 shall constitute a certificate from an appropriate officer of the Company for purposes of Section 26 of the Rights Agreement, and the Company and the officer of the Company signing this Amendment below, on behalf of the Company, (i) hereby certify that to their knowledge this Amendment is in compliance with the terms of Section 26 of the Rights Agreement and (ii) request and direct that the Rights Agent execute and deliver this Amendment, in accordance with Section 26.

Section 3. Effective Date. The foregoing amendment shall be effective as of the date hereof.

Section 4. Full Force and Effect. Except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

Section 5. Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

 [SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the day and year first above written.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Name: Dror Harel-Elkayam
Title: Chief Financial Officer and Secretary

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Michael Legregin
Name: Michael Legregin
Title: SVP